MEMORANDUM

DATE:	April 19, 2005

RE:	Northland Cranberries, Inc. Form 10-K, filed November 29, 2004 Form 10-Q, filed January 14, 2005 File No. 000-16130

        This memorandum sets forth the response of Northland Cranberries, Inc. (the “Company”) to the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2005, with respect to the above-referenced Form 10-K and Form 10-Q. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in its letter, and following such comments are the responses (in regular type) of the Company.

        As discussed with the Staff in a teleconference on April 14, 2005, this memorandum also describes the amendment made by the Company to its Form 10-Q for the quarterly period ending November 30, 2004. The amendment was made for the purpose of reporting the correction of an error in the Company’s previously issued financial statements which is unrelated to the comments of the Staff.

I.	Responses to Staff Comments.

Management’s Discussion and Analysis, page 16

        Results of Operations

        1.    As you know, under Instruction 3 to Paragraph 303(a) of Regulation S-K, you are required to address material events and uncertainties that would cause your reported financial information not to be necessarily indicative of future operating results. We understand from your disclosure on page 47 that you entered into an agreement providing Ocean Spray with an option to purchase up to 14 of your 17 cranberry marshes in exchange for $47.5 million. Please disclose the extent to which your historical operating results is attributable to production from marshes that were owned by you, compared to those owned by third parties from whom you purchased cranberries, to convey the significance of your decision to make the marshes available for sale. It should be clear from your discussion how your ability to produce will be impacted by your decision to sell your cranberry marshes.

        Background. As previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2004 filed with the Commission on November 29, 2004, the Company entered into agreements with Ocean Spray Cranberries, Inc. (“Ocean Spray”) on September 23, 2004, pursuant to which (i) the Company sold its processing plant, storage facility and certain offices located in Wisconsin Rapids to Ocean Spray for approximately $28 million, subject to certain adjustments and including a $2.5 million escrow; (ii) Ocean Spray paid a non-refundable (but creditable) $5.0 million cash fee in exchange for the option to purchase up to 14 of the Company’s 17 cranberry marshes at prices that aggregate $47.5 million (before the option fee); (iii) the Company agreed, for a period of 10 years, to deliver all of the cranberries harvested from its currently-owned marshes and contract growers’ marshes to Ocean Spray, which Ocean Spray will receive, clean, bin, store and process into juice concentrate for a fixed fee; and (iv) Ocean Spray agreed, for a period of ten years, to purchase cranberry concentrate not otherwise used by the Company in its branded products.

        As previously disclosed in the Company’s Current Report on Form 8-K dated and filed with the Commission on March 23, 2005 and the Company’s Quarterly Report Form 10-Q for the quarter ended February 28, 2005 filed with the Commission on April 14, 2005 (the “Second Quarter Form 10-Q”), the Company received notice from Ocean Spray that it had assigned to four of its cranberry producing members its rights to receive title to ten of the 14 cranberry marshes subject to the option agreement entered into between the Company and Ocean Spray in September 2004. Between March 18 and March 22, 2005, the Company received executed Agricultural Asset Purchase Agreements from JJW Cranberries, LLC, Wayne Gardner d/b/a Dawesville Cranberry Co., James Potter Cranberry Marsh, Inc. and Acorn Acres Cranberry Co., Inc. relating to the purchase of an aggregate of nine of those 14 marshes (the option was not exercised with respect to the tenth marsh for which notice of assignment was received from Ocean Spray). Between March 23 and March 29, 2005, the Company countersigned those agreements and they became effective. The Company expects to consummate the marsh sales in May 2005.

        Upon consummation of the marsh sales, the Company’s business will consist primarily of: (i) growing cranberries at its remaining eight marshes and delivering those cranberries to Ocean Spray for processing into cranberry juice concentrate pursuant to the toll processing agreement between the Company and Ocean Spray; (ii) purchasing cranberries from its 44 contract growers and delivering those cranberries to Ocean Spray for processing into cranberry juice concentrate pursuant to the toll processing agreement between the Company and Ocean Spray; (iii) selling cranberry juice concentrate to Apple & Eve, LLC (“Apple & Eve”) pursuant to the Company’s supply agreement with Apple & Eve1; (iv) selling to Ocean Spray pursuant to the toll processing agreement between the Company and Ocean Spray all cranberry juice concentrate not otherwise sold by the Company to Apple & Eve.

        Response. The Company did not believe that any potential exercise of some or all of the marsh options would have materially impacted the level of revenues and profits generated by the cranberries harvested from those optioned marshes in fiscal 2005. Since the option could not be exercised by Ocean Spray prior to December 1, 2004, by the time of any exercise the cranberries harvested in the fall of 2004 from all of the 14 marshes would already be (or contractually subject to be) processed into cranberry concentrate pursuant to the toll processing agreement with Ocean Spray. This concentrate would have been either utilized by the Company in the manufacture of its branded juice products or otherwise sold to Ocean Spray pursuant to the toll processing agreement. In addition, although the 14 marshes that were subject to the option agreement accounted for approximately 90% of the cranberries harvested by the Company from its owned marshes during fiscal 2005 and approximately 44% of the total cranberries harvested during fiscal 2005 from the Company’s owned and contracted marshes on a combined basis, the Company believed the annual supply of cranberries to be produced from its three marshes which were not subject to the option agreement combined with cranberries purchased from the Company’s 44 contract growers would have been sufficient to continue to support the Company’s branded juice business, including reasonably foreseeable growth, during fiscal 2006 and subsequent years. As a result, the Company did not believe that any potential exercise of the marsh options would impact its ability to produce product for its branded juice business.

        1 As previously disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 28, 2005, the Company sold its branded juice business to Apple & Eve on February 22, 2005. In connection with the sale of the branded juice business, the Company and Apple & Eve also entered into a Concentrate Purchase and Supply Agreement pursuant to which Apple & Eve committed to purchase the Company’s then existing inventory of the cranberry concentrate. In addition, for the period beginning on October 1, 2005 and ending on the earlier of September 30, 2014 or the termination of the Company’s toll processing agreement with Ocean Spray, Apple & Eve has the option in each year to purchase on a monthly basis up to the total amount of cranberry juice concentrate available to the Company under its toll processing agreement with Ocean Spray at a price that does not exceed the price at which the Company can sell cranberry juice concentrate to Ocean Spray under the toll processing agreement.

        The Company believes the primary impact on results of operations from any potential exercise of the marsh options would be felt only in fiscal 2006 and beyond, and would be apparent through reduced sales of cranberry concentrate to Ocean Spray pursuant to the toll processing agreement (since the cranberries harvested from marshes sold by the Company would no longer be owned by the Company and subject to sale by the Company to Ocean Spray pursuant to that agreement). However, at the time of preparation and filing of the Company’s Annual Report on Form 10-K filed with the Commission on November 29, 2004, the Company’s disclosures regarding the potential impacts of the marsh sales were necessarily limited, primarily because it was uncertain whether Ocean Spray would exercise its option, if at all, as to some or all of the marshes subject to the option agreement. As discussed above, subsequent to the filing of the Annual Report on Form 10-K, the marsh options were exercised with respect to nine of the 14 marshes. As a result, the Company is currently better able to quantify and disclose the potential impacts to its results of operations, and did so in the Second Quarter Form 10-Q. The language below is excerpted from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Second Quarter Form 10-Q:

“The cranberries we harvested in the fall of 2004 (fiscal 2005) from the nine marshes to be sold to assignees of Ocean Spray accounted for approximately 53% of the total fiscal 2005 harvest from our owned marshes and approximately 27% of the total fiscal 2005 harvest from our owned and contracted marshes on a combined basis. Since the cranberries harvested in the fall of 2004 from the nine marshes to be sold to assignees of Ocean Spray have already been processed and either sold or committed to be sold, the revenues and profits from the sale of those cranberries will be recorded in fiscal 2005. As a result, assuming market prices for cranberry concentrate remain stable, we do not expect our revenues and profits from the sale of cranberry concentrate to materially change in fiscal 2005 as a result of the sale of the nine marshes. However, commencing in fiscal 2006, and assuming aggregate harvest levels remain relatively constant, we expect to harvest approximately 50% fewer cranberries from our owned marshes (approximately 25% fewer cranberries when giving effect to cranberries purchased from our contract growers) than we did in fiscal 2005. Assuming market prices for cranberry concentrate remain stable, we believe this reduction in cranberries harvested will result in a reduction in revenue from the sale of cranberry concentrate of approximately 25% for fiscal 2006 compared to anticipated fiscal 2005 levels, and a comparable reduction in operating profits.”

        The Company believes the foregoing disclosure in the Second Quarter Form 10-Q adequately informs the public regarding how the Company’s historical operating results are attributable to production from marshes that were owned by the Company, compared to those owned by third parties, and how the Company’s ability to produce will be impacted by the marsh sales.

        2.    We note your disclosures on page 11, identifying various sales of facilities that occurred in 2004 and 2003. Please expand your disclosures in MD&A to address the extent to which your dispositions have impacted the comparability of your results of operations and cash flows, or which have otherwise effected the indicative value of your reported financial information. The impact on your production capacity, sales volume, cost of sales, and cash flows from operations should be clear.

        The disposition of facilities in 2003 and 2004 did not have a material impact on the comparability of the Company’s results of operations, cash flows (except, as previously reported, to the extent of proceeds received from such dispositions), production capacity, sales volume or cost of sales for the fiscal year ended August 31, 2004 or the quarterly period ended November 30, 2004. This is primarily because, as further discussed below, (i) the Company previously ceased production at the facility, (ii) where the facility was used for production, the facility was underutilized, and/or (ii) the services performed at the facility were transferred to third party providers or other owned facilities on cost terms relatively comparable to the Company’s historical costs of production.

        For example, although the Company sold its 172,000 square foot receiving, packaging and concentrating facility located in Wisconsin Rapids to Ocean Spray in September 2004 (fiscal 2005), the Company simultaneously entered into a toll processing agreement with Ocean Spray for a period of ten years pursuant to which Ocean Spray will provide to the Company all of the receiving, packaging and concentrating services previously performed by the Company at the facility. The fees for these services are fixed for the term of the toll processing agreement and are based on the Company’s average historical costs to provide such services. As a result, the impact of this sale on the Company’s production capacity, sales volume, cost of sales, and cash flows from operations will not be material in future periods.

        Also, during fiscal 2004, the Company sold its former production and warehouse facility located in Bridgeton, New Jersey. As previously disclosed, the Company ceased production and closed the facility in November 2000. As a result, the disposition of the facility had no impact on cost of sales, nor did it impact production capacity since all production had previously been absorbed at other owned facilities or outsourced to third party providers. In addition, the carrying costs associated with the facility were included within selling, general and administrative costs and were less than one percent of net revenue in both fiscal years 2003 and 2004. These costs approximate the impact on cash flows from operations related to the facility. Although the Company leased a portion of the facility to a third party at the time of sale in fiscal 2004, revenue from the lease represented less than one percent of the Company’s total net revenue in each of fiscal years 2003 and 2004.

        During fiscal 2004, the Company also sold its former bottling plant and production facility located in Dundee, New York. As previously disclosed, the Company ceased production and closed the facility in June 2002. The facility had been underutilized at the time and most production was transferred to the Company’s facility located in Jackson, Wisconsin. The Company estimates that the closure of the Dundee facility reduced costs of sales by approximately $750,000, or one percent, during fiscal 2003. In addition, the carrying costs associated with the facility were included within selling, general and administrative costs and were less than one percent of net revenue in both fiscal years 2003 and 2004. These costs approximate the impact on cash flows from operations related to the facility. The Company did not lease the facility in fiscal years 2003 or 2004 and, accordingly, the sale of the facility had no impact on the Company’s net revenue during those periods.

        The Company sold its former bottling facility located in Jackson, Wisconsin during fiscal 2004. The Company ceased production at this facility in November 2003. Prior to fiscal 2004, the Company conducted packaging and bottling operations at the Jackson, Wisconsin facility and through the services of third-party contract packagers in various locations across the country. The facility was closed in an effort to reduce costs due to continued underutilization. The closure did not impact the Company’s ability to produce its products given that it had entered into agreements with third party contract packaging providers located in New Jersey, North Carolina, Florida, Arkansas, California, and Washington. This network of contract packaging providers allowed the Company to better service its customers and help to reduce production and freight costs. (see “Packaging and Bottling,” Form 10-K for the Fiscal Year ended August 31, 2004, page 8). The Company estimates that the closure of the Jackson facility reduced costs of sales by approximately $300,000, or less than one percent, during fiscal 2004.

        Although the Company previously provided contract packaging services for third parties from this facility, these services accounted for only 0.3% of net revenues in fiscal 2004, compared to 2.5% of net revenues in fiscal 2003 (see “Packaging and Bottling” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2003 Compared to Fiscal 2002—Net Revenues,” Form 10-K for the Fiscal Year ended August 31, 2004, pages 8 and 20).

        The Company also sold a storage and distribution facility located in Eau Claire, Michigan during fiscal 2004. The facility had not been utilized by the Company during fiscal years 2003 and 2004 and was vacant at the time it was mostly destroyed by fire in May 2003. Carrying costs associated with the facility were included within selling, general and administrative costs and were less than one percent of net revenue in both fiscal years 2003 and 2004.

Financial Statements, page 26

        Consolidated Statement of Operations, page 29

        3.    Tell us the amount of depreciation and amortization you have reflected in your measures of cost of sales and gross profit for each period presented.

        The Company includes depreciation and amortization in cost of sales in accordance with accounting principles generally accepted within the United States of America. Total depreciation and amortization and amounts included within cost of sales and selling, general and administrative expenses for each period presented are as follows:

	2004	2003	2002
Depreciation - Cost of Sales	$2,816,280	$3,414,265	$3,809,499
Depreciation - SG&A	539,540	213,809	221,741
Total Depreciation	3,355,820	3,628,074	4,031,240
Amortization - Cost of Sales	$0	$0	$0
Amortization - SG&A	0	0	0
Amortization - Interest	1,569,140	1,435,274	1,605,190
Total Amortization	1,569,140	1,435,274	1,605,190

        The Company notes that all amortization during the periods presented related to debt issuance costs and debt discounts and, accordingly, was included in interest expense in accordance with generally accepted accounting principles.

Note 2 – Debt and Equity Restructuring, page 36

        4.    Please expand your disclosure to explain how you determined the value of the warrants issued to Foothill and Ableco in conjunction with their financing for your debt restructuring in November 2001. Include the value ascribed to the warrants and explain how this transaction is reflected in your financial statements.

        As previously disclosed in the Company’s Form 10-K for the fiscal year ended August 31, 2002 (“Fiscal 2002 Form 10-K”), on November 6, 2001, the Company consummated a series of transactions with Sun Northland, LLC (“Sun”), members of the Company’s then-current bank group, Foothill Capital Corporations (“Foothill”) and Ableco Finance, LLC (“Ableco”) that resulted in the restructuring of the Company’s debt and equity structure and a change in control of the Company (the “Restructuring”). In connection with the Restructuring, Foothill and Ableco became the Company’s new secured lenders, providing funding used to acquire a substantial portion of the Company’s outstanding indebtedness from the members of the Company’s then-current bank group. The funding provided by Foothill and Ableco consisted of term loans in the amount of $20 million and a revolving credit facility in the amount of $30 million. As part of the consideration to provide this funding to the Company, the Company issued an aggregate of 5,086,106 shares of class A common stock to Foothill and Ableco which have an exercise price of $.01 per share. The exercise price was determined through arms length negotiations with Foothill and Ableco and provided as consideration to induce Foothill and Ableco to become secured lenders of the Company in connection with the Restructuring. See Fiscal 2002 Form 10-K, pages 3-4, 20-21, 23, 27-30 and 42-43.

        The issuance of the warrants to Foothill and Ableco was accounted for in the Company’s financial statements as additions to debt issuance costs and additional paid-in capital in the amount of $401,000, which represents the quantity of warrants issued by the Company multiplied by the difference between the per share price paid by Sun for shares of the Company’s class A common stock in connection with the Restructuring and the exercise price for the warrants (5,086,106 * ($.08878 — $.01)). The Company disclosed debt issuance costs and additional paid-in capital resulting from the issuance of the warrants in its Condensed Consolidated Balance Sheets and Statements of Shareholder’s Equity in Form 10-Q for the quarterly period ending November 30, 2001 and Form 10-K for the fiscal year ended August 31, 2002, which were filed with the Commission on January 14, 2002 and November 29, 2002, respectively.

Closing Comments

        In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actionwith respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person underthe federal securities laws of the United States.

        The response of the Company is attached hereto as Appendix A.

II.	Summary of Amendment to Form 10-Q for the Quarterly Period Ended November 30, 2004.

        On April 18, 2005, the Company filed an amended Quarterly Report on Form 10-Q with the Commission for the quarter ended November 30, 2004 restating its financial statements for such quarter. These quarterly financial statements have been restated as a result of an error in accounting treatment related to the timing of recognition of revenue for sales of cranberry concentrate pursuant to the Company’s toll processing agreement with Ocean Spray.

        Generally, during the ten-year term of the toll processing agreement, (i) the Company will deliver to Ocean Spray all of the cranberries harvested from the Company’s marshes and the marshes of the Company’s contract growers, (ii) Ocean Spray will accept delivery of, clean, bin, store and process into juice concentrate all cranberries delivered by the Company and will freeze and store the concentrate produced for a tolling fee as provided in the toll processing agreement, (iii) Ocean Spray will ship to the Company the concentrate produced, upon the Company’s request and at the Company’s expense, subject to a maximum monthly delivery of one-sixth of the concentrate produced in each year, and (iv) the Company will sell and Ocean Spray will purchase on a monthly basis the difference, if any, between the amount of concentrate required to be produced by Ocean Spray under the toll processing agreement and the amount of concentrate shipped to Company during such month (such difference, the “Non-Committed Concentrate”), for a purchase price equal to the average price of concentrate sold by Ocean Spray to third party buyers during the prior six month period. All right, title and interest in the Non-Committed Concentrate passes to Ocean Spray upon payment.

        During the course of preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005, the Company determined, in consultation with its independent registered public accountants, that revenue from the sale of Non-Committed Concentrate during the quarter ended November 30, 2004 was recognized one month earlier than it should have been under the terms of the toll processing agreement. This occurred because the Company invoices Ocean Spray for Non-Committed Concentrate on the fifth day of each month following Ocean Spray’s delivery to the Company of cranberry concentrate for the prior month. As a result, per the terms of the toll processing agreement, title to the Non-Committed Concentrate related to any given month technically does not pass until payment is received during the following month. This error was reflected in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 because (i) the Company included revenue in the month of October related to the sale of Non-Committed Concentrate for which title technically passed in November and (ii) the Company included revenue in the month of November related to the sale of Non-Committed Concentrate for which title technically passed in December. The financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 should have recognized revenue from the toll processing agreement related only to the sale of Non-Committed Concentrate for which title technically passed in November. As a result, the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 overstated revenue by approximately $2.5 million, or 10.7% of reported revenue, and overstated net income by approximately $0.5 million, or 11.8% of reported net income.

        The facts and circumstances related to the error in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 were discussed by the Audit Committee of the Board of Directors of the Company with the Company’s independent registered public accountants and with members of the Company’s management. The determination that the financial statements for the quarter ended November 30, 2004 should not be relied upon and should be restated was made by the Company on April 14, 2005.

****

        Should any questions arise in connection with this memorandum, or should the Staff desire any additional information, please contact Kenneth A. Iwinski of Northland Cranberries, Inc. at (715) 422-6962, or Steven R. Barth at (414) 297-5662 or Peter C. Underwood at (414) 297-5630 of Foley & Lardner LLP.

Appendix A

April 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Northland Cranberries, Inc. Form 10-K, filed November 29, 2004 Form 10-Q, filed January 14, 2005 File No. 000-16130

Ladies and Gentlemen:

        Northland Cranberries, Inc. (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Form 10-K and Form 10-Q (the “Documents”), hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Documents;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Documents; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours
NORTHLAND CRANBERRIES, INC.
/s/ Nigel J. Cooper
Nigel J. Cooper
Vice President - Finance